3-25-02

02030094

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 March 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Lihir Gold Limited,

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
ARBN 069 803 998		✓	31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$US'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	2.9%	to	233,155
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	N/A	to	59,176
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/~~down~~	N/A	to	59,176
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			0
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	N/A	to	59,176

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	0¢	0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	0¢	0¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	Not Applicable

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $US'000	Previous corresponding period - $US'000
1.1	Revenues from ordinary activities	233,155	226,583
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(186,046)	(311,594)
1.3	Borrowing costs	(4,359)	(14,344)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	0	0
1.5	**Profit (loss) from ordinary activities before tax**	**42,750**	**(99,355)**
1.6	Income tax on ordinary activities *(see note 4)*	16,426	0
1.7	**Profit (loss) from ordinary activities after tax**	**59,176**	**(99,355)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.9	**Net profit (loss)**	**59,176**	**(99,355)**
1.10	Net profit (loss) attributable to outside +equity interests	0	0
1.11	**Net profit (loss) for the period attributable to members**	**59,176**	**(99,355)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	**(490,366)**	**(391,012)**
1.13	Net profit (loss) attributable to members (*item 1.11*)	**59,176**	**(99,355)**
1.14	Net transfers to and from reserves	**0**	**0**
1.15	Net effect of changes in accounting policies	0	0

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	0	0
1.17	**Retained profits (accumulated losses) at end of financial period**	**(431,190)**	**(490,366)**

Profit restated to exclude amortisation of goodwill

		Current period $US'000	Previous corresponding period $US'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	**59,176**	**(99,355)**
1.19	Less (plus) outside +equity interests	0	0
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**59,176**	**(99,355)**

Profit (loss) from ordinary activities attributable to members

		Current period $US'000	Previous corresponding period $US'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	**59,176**	**(99,355)**
1.22	Less (plus) outside +equity interests	**0**	**0**
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**59,176**	**(99,355)**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $US'000	Previous corresponding period $US'000
1.24	Details of revenue and expenses		
	Gold sales at spot	174,719	168,595
	Realisation of hedging instruments	25,764	53,073
	Gold lease rate fees	(185)	229
	Revaluation of financial instruments	5,003	0
	Deferred hedging income	32,071	9,110
	Deferred hedging costs	(4,217)	(4,424)
	Total sales revenue	**233,155**	**226,583**
	Operating expenses		
	Mining expenses	(65,724)	(58,850)
	Processing costs	(31,842)	(32,272)
	Power generation costs	(24,450)	(23,247)
	General and administrative costs	(21,410)	(24,062)
	Refining, royalty and management fees	(7,961)	(8,315)
	Costs deferred and transferred to inventories	3,080	6,583
	Impairment of mine properties and deferred mining costs	0	(120,645)
	Impairment of low grade stockpile	(5,841)	(7,965)
	Contract mining cancellation fee	0	(7,706)
	Depreciation and amortisation	(31,898)	(35,115)
		(186,046)	**(311,594)**
	Operating profit / (loss)	**47,109**	**(85,011)**
	Interest income	1,805	2,822
	Financing costs	(6,164)	(17,166)
	Profit / (loss) from ordinary activities before taxation	**42,750**	(99,355)
	Income tax	16,426	0
	Profit / (loss) from ordinary activities after taxation	**59,176**	**(99,355)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $US'000 (a)	Related tax $US'000 (b)	Related outside +equity interests $US'000 (c)	Amount (after tax) attributable to members $US'000 (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	0	0	0	0
2.3	**Total amortisation of intangibles**	0	0	0	0
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	0	0	0	0

Comparison of half year profits

(Preliminary final report only)

		Current year - US'000	Previous year - $US'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	39,944	16,616
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	19,232	(115,971)

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $US'000	As shown in last annual report $US'000	As in last half yearly report $US'000
	Current assets			
4.1	Cash	37,915	40,823	35,340
4.2	Receivables	15,583	29,811	19,699
4.3	Investments	0	0	0
4.4	Inventories	32,843	40,540	37,603
4.5.1	Derivative financial instruments	30,633	0	27,394
4.5.2	Other (provide details if material)	862	13,445	2,609
4.6	**Total current assets**	**117,836**	**124,619**	**122,645**
	Non-current assets			
4.7	Receivables	1,180	2,015	1,434
4.8	Investments (equity accounted)	0	0	0
4.9	Other investments	0	0	0
4.10	Inventories	0	0	0
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	0	0	0
4.12	Development properties (Capital work in progress)	21,436	9,274	17,379
4.13	Mine properties	396,394	402,312	388,937
4.14	Intangibles (net)			
4.15.1	Derivative financial instruments	31,969	0	39,543
4.15.1	Other (provide details if material)	16,440	9,355	11,870
4.16	**Total non-current assets**	**467,419**	**422,956**	**459,163**
4.17	**Total assets**	**585,255**	**547,575**	**581,808**
	Current liabilities			
4.18	Payables	26,612	24,823	20,537
4.19	Interest bearing liabilities	3,775	3,510	3,775
4.20	Provisions	2,927	4,423	3,022

+ See chapter 19 for defined terms.

4.21	Deferred hedging income	0	32,071	0
4.22	**Total current liabilities**	**33,314**	**64,827**	**27,334**
	Non-current liabilities			
4.23	Payables	0	0	0
4.24	Interest bearing liabilities	40,558	69,262	42,445
4.25	Provisions	12,289	10,613	10,911
4.26.1	Derivative financial instruments	2,846	0	3,196
4.26	Deferred hedging income	0	19,417	0
4.27	**Total non-current liabilities**	**55,693**	**99,292**	**56,552**
4.28	**Total liabilities**	**89,007**	**164,119**	**83,886**
4.29	**Net assets**	**496,248**	**383,456**	**497,922**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	873,822	873,822	873,822
4.31	Reserves	53,616	0	74,522
4.32	Retained profits (accumulated losses)	(431,190)	(490,366)	(450,422)
4.33	**Equity attributable to members of the parent entity**	**496,248**	**383,456**	**497,922**
4.34	Outside +equity interests in controlled entities	0	0	0
4.35	**Total equity**	**496,248**	**383,456**	**497,922**
4.36	Preference capital included as part of 4.33	**N/A**	**N/A**	**N/A**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $US'000	Previous corresponding period - $US'000
5.1	Opening balance	0	0
5.2	Expenditure incurred during current period	0	0
5.3	Expenditure written off during current period	0	0
5.4	Acquisitions, disposals, revaluation increments, etc.	0	0

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	0	0
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**0**	**0**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $US'000	Previous corresponding period -$US'000
6.1	Opening balance	9,274	14,483
6.2	Expenditure incurred during current period	36,898	53,499
6.3	Expenditure transferred from exploration and evaluation	0	0
6.4	Expenditure written off during current period	0	0
6.5	Acquisitions, disposals, revaluation increments, etc.	0	0
6.6	Expenditure transferred to mine properties	(24,736)	(58,708)
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**21,436**	**9,274**

Consolidated statement of cash flows

		Current period $US'000	Previous corresponding period -$US'000
	Cash flows related to operating activities		
7.1	Receipts from customers	208,946	213,249
7.2	Payments to suppliers and employees	(142,772)	(160,057)
7.3	Dividends received from associates	0	0
7.4	Other dividends received	0	0
7.5	Interest and other items of similar nature received	1,805	2,822
7.6	Interest and other costs of finance paid	(5,898)	(16,886)
7.7	Income taxes paid	0	0
7.8	Other (provide details if material)	0	0
7.9	**Net operating cash flows**	**62,081**	**39,128**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(36,898)	(54,681)
7.11	Proceeds from sale of property, plant and equipment	349	149
7.12	Payment for purchases of equity investments	0	0

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	0	0
7.14	Loans to other entities	0	0
7.15	Loans repaid by other entities	0	0
7.16	Cash inflows on acquisition of subsidiary	0	52,541
7.17	**Net investing cash flows**	**(36,549)**	**(1,991)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0	0
7.19	Proceeds from borrowings	0	0
7.20	Repayment of borrowings	(28,440)	(85,789)
7.21	Dividends paid	0	0
7.22	Other (provide details if material)	0	42,600
7.23	**Net financing cash flows**	**(28,440)**	**(43,189)**
7.24	**Net increase (decrease) in cash held**	(2,908)	(6,052)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	40,823	46,875
7.26	Exchange rate adjustments to item 7.25.	0	0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**37,915**	**40,823**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Nil.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $US'000	Previous corresponding period -$US'000
8.1	Cash on hand and at bank	24,201	29,427
8.2	Deposits at call	13,714	11,395
8.3	Bank overdraft	0	0
8.4	Other (provide details)		
8.5	**Total cash at end of period** *(item 7.27)*	**37,915**	**40,823**

+ See chapter 19 for defined terms.

Ratios

		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	18.3%	(43.8%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	11.9%	(25.9%)

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	5.2	(8.7)
	(b) Diluted EPS (if materially different from (a))	5.2	(8.7)
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	1,142,334,215	1,137,150,347

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Details of specific receipts/outlays, revenues/ expenses

		Current period $US'000	Previous corresponding period -$US'000
12.1	Interest revenue included in determining item 1.5	1,805	2,822
12.2	Interest revenue included in item 12.1 but not yet received (if material)	0	0
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	0	0
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	0	0

+ See chapter 19 for defined terms.

12.5	Depreciation and amortisation (excluding amortisation of intangibles)	(31,898)	(35,115)
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not Applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ 0
13.3	Date from which such profit has been calculated	Not Applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ 0

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not Applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ 0
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not Applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ 0

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ 0

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Not Applicable
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Not Applicable
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Not Applicable

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	0¢	0¢	0¢

+ See chapter 19 for defined terms.

15.5	Previous year	0¢	0¢	0¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	0¢	0¢	0¢
15.7	Previous year	0¢	0¢	0¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	0¢	0¢
15.9	Preference +securities	0¢	0¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $US'000	Previous corresponding period - $US'000
15.10	+Ordinary securities	0¢	0¢
15.11	Preference +securities	0¢	0¢
15.12	Other equity instruments	0¢	0¢
15.13	**Total**	0¢	0¢

The +dividend or distribution plans shown below are in operation.

Not Applicable

The last date(s) for receipt of election notices for the +dividend or distribution plans

Not Applicable

Any other disclosures in relation to dividends (distributions)

Not Applicable

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $US'000	Previous corresponding period - $US'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	N/A	N/A
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	N/A	N/A
16.6	Outside +equity interests	N/A	N/A
16.7	**Net profit (loss) attributable to members**	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $US'000	Previous corresponding period- $US'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	0	0	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N/A N/A	 N/A N/A	 N/A N/A	 N/A N/A
18.3	**+Ordinary securities**	1,142,334,215	1,142,334,215		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 0 0	 0 0	 N/A N/A	 N/A N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	0	0	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 N/A N/A	 N/A N/A	 N/A N/A	 N/A N/A
18.7	**Options** *(description and conversion factor)*	0	0	N/A	N/A

+ See chapter 19 for defined terms.

18.8	Issued during current period	0	0	N/A	N/A
18.9	Exercised during current period	0	0	N/A	N/A
18.10	Expired during current period	0	0	N/A	N/A
18.11	**Debentures** *(totals only)*	0	0		
18.12	**Unsecured notes** *(totals only)*	0	0		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

+ See chapter 19 for defined terms.

Gold production of 647,942oz for the year was a record.

Following the adoption of IAS39, net profit for 2001 included revenue of $US5.0M. The hedge effectiveness provisions of the standard require that the ineffective portion of the hedge be passed through the Profit Loss. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The $US5.0M revenue has primarily arisen due to the lease rates falling to historical levels, across the curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At the 31 December 2001, shareholders equity included a financial instrument revaluation reserve of $US 53.6M. The composition of this reserve has been incorporated in Appendix 1.

In accordance with IAS12 a Deferred Tax Liability of US$16.4M has been recognised to take account of the value of the hedgebook that is now recorded on the Balance Sheet. A corresponding Deferred Tax Asset has been recognised to the extent that it represents a recoverable asset. This recognition of the Deferred Tax Asset has resulted in a tax credit of US$16.4M being recorded in the Profit And Loss Statement.

Having reviewed the key parameters for determination of "value in use" of the economic entity, the directors have resolved that there is no further impairment recognition or reversal for 2001.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil.

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Nil.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Effective from 1 January 2001 the Company has adopted IAS39 Financial Instruments Measurement and Recognition. This standard requires that Lihir's derivative financial instruments be recorded on the balance sheet at their fair values. Changes in the fair value of derivatives are recorded each period in current earnings or in a separate category of equity (or hedging reserve), depending on whether it is designated as part of a hedging relationships or if it is regarded as speculative.

At 31 December 2001 Lihir's derivative instruments related to cash flow hedges and the effective portion of these gains or losses have been recognised in equity as a hedge reserve. These gains or losses will be recognised in income in the periods during which earnings are impacted by the cash flows of the hedged item. Any ineffective portion is recognised in current period earnings.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity.	$US '000
	• Management fees	3,341

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Crowne Plaza Hotel, Port Moresby
Date	23 April, 2002
Time	9.00 am
Approximate date the +annual report will be available	22 March, 2002

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	International Accounting Standards

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

+ See chapter 19 for defined terms.

Sign here: .... Date: 22 March 2002
(~~Director~~/Company Secretary)

Print name: Rod Antal

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

+ See chapter 19 for defined terms.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

Appendix 1:

The impact of adopting IAS 39 on the financial statements for 2001 is as follows:

Financial instrument revaluation reserve	**$US '000**
Fair value of derivative financial instruments on adoption of IAS 39	54.4
Initial transfer of deferred hedging income from liabilities to equity	51.5
Initial transfer of deferred hedging costs from assets to equity	(8.3)
Movement in fair value of hedging instruments	26.0
Transfer of realised portion of fair value to income statement	(25.8)
Realisation of deferred hedging income	(32.0)
Realisation of deferred hedging costs	4.2
Deferred tax effect	(16.4)
	53.6
Income statement	
Realised portion of fair value revaluation	25.8
Movement in fair value of financial instruments not deemed as hedges for IAS 39	5.0
Realised portion of deferred hedging income	32.0
Realised portion of deferred hedging costs	(4.2)
Tax benefit	16.4
	75.0
Increase in shareholders equity under new policy	**128.6**
Income statement if old policy was used	
Realised portion of fair value revaluation	25.8
Realised portion of deferred hedging income	32.0
Realised portion of deferred hedging costs	(4.2)
Increase in shareholders equity under old policy	**53.6**
Net impact on shareholders equity from change in accounting policy	**75.0**

+ See chapter 19 for defined terms.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

for By: ______________________
Name: Rod Antal
Title: Company Secretary